Exhibit 4.1

Certificate No.	No. of shares

Light In The Box Limited

INCORPORATED UNDER THE COMPANIES ORDINANCE OF HONG KONG AUTHORIZED CAPITAL: HK$10,000.00 divided into 10,000 shares of HK$1.00 each.

THIS IS TO CERTIFY that                                              of                                                                               is the Registered Holder of                                        fully paid Share(s) of H.K.$1.00 each numbered                        to                           inclusive in the above-named Company subject to the Memorandum and Articles of Association thereof.

GIVEN under the Common Seal of the said Company in Hong Kong, this                          day of                               20         .

The common Seal of the Company is hereunto affixed in the presence of:

Director	Director/Secretary

N.B. — No transfer of any portion of the shares comprised in this Certificate can be registered unless accompanied by this Certificate.